SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No.2)

                           Telewest Communications plc
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                                (Name of Issuer)

                  Ordinary Shares, par value 10 pence per share
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                         (Title of Class of Securities)

                                   G8742C 10 2
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                                 (CUSIP Number)

               Limited Voting Shares, par value 10 pence per share
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                         (Title of Class of Securities)

                                 Not applicable
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                                 (CUSIP Number)

                               Robert A. Eshelman
                                General Counsel,
                             Finance and Operations
                                One Microsoft Way
                         Redmond, Washington 98052-6399
                                 (425) 882-8080
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 9, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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*    The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest Communications plc, is 87956P 10 5.

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 CUSIP NO.  G8742C 10 2                                        Page 2 of 6 Pages
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Item 1.  Security and Issuer

     This constitutes Amendment No. 2 (the "Amendment") to the Statement on
     Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1 to the Statement, dated July 18, 2000 (the "Statement"), relating to the ordinary shares, par value 10 pence per share (the "Ordinary Shares"), and the Limited Voting Shares, par value 10 pence per share (the "Limited Voting Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest").

Item 2.  Identity and Background.

     This statement is filed on behalf of Microsoft Corporation, a Washington corporation ("Microsoft"), Microsoft U.K. Cable, Inc., a Colorado corporation ("UK Cable"), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation ("Cable Partnership", and together with Microsoft and UK Cable, the "Reporting Persons"). UK Cable and Cable Partnership are wholly-owned subsidiaries of Microsoft.

     UK Cable and Cable Partnership have withdrawn the Ordinary Shares and Limited Voting Shares contributed by them to TW Holdings L.L.C., a Colorado limited liability company ("TW Holdings"), as described in more detail in
     Item 4 below. Upon the effectiveness of such withdrawal, UK Cable will directly own 540,648,982 Ordinary Shares and 57,312,938 Limited Voting Shares and Cable Partnership will directly own 40,385,202 Ordinary Shares. UK Cable and Cable Partnership will no longer hold any interest in TW Holdings. Microsoft continues to own directly 55,021,840 Ordinary Shares and 3,009,716 Limited Voting Shares.

Item 3.  Source and Amount of Funds or Other Consideration.

     The method of acquisition of the Ordinary Shares and Limited Voting Shares by UK Cable and Cable Partnership is described in Item 4 below.

Item 4.  Purpose of the Transaction.

     UK Cable, Cable Partnership and Liberty UK, Inc. ("Liberty UK", an affiliate of Liberty Media Group Inc. "Liberty") have executed the 2000 Amended and Restated


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 CUSIP NO.  G8742C 10 2                                        Page 3 of 6 Pages
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     Operating Agreement, which was made effective as of July 7, 2000 (the
     "Operating Agreement"), relating to TW Holdings. A conformed copy of the Operating Agreement is filed as Exhibit (7) to this Amendment. The
     Operating Agreement as executed was amended from the form filed as Exhibit
     (4) to the Statement to delete the requirement that any party to the Operating Agreement that acquires additional shares in Telewest contribute the beneficial interest in such shares to TW Holdings.

     On August 9, 2000, following execution of the Operating Agreement, UK Cable and Cable Partnership requested pursuant to Section 6.5 of the Operating Agreement by notice to TW Holdings that their respective Pro Rata Shares (as defined in the Operating Agreement) be distributed to them by TW Holdings as soon as possible. Pursuant to the Operating Agreement, TW Holdings is required to distribute to UK Cable and Cable Partnership the Ordinary Shares and Limited Voting Shares originally contributed by them to TW Holdings, comprising 365,740,820 Ordinary Shares and 57,312,938 Limited Voting Shares in the case of UK Cable and 40,385,202 Ordinary Shares in the case of Cable Partnership. Following the effectiveness of such distribution, UK Cable and Cable Partnership will no longer be subject to the Operating Agreement with respect to such shares, although such shares will remain subject to the relationship agreement, dated as of March 3, 2000 (the "Revised New Relationship Agreement"), which became effective on July 10, 2000, by and among Microsoft, Liberty, Liberty UK and Telewest, a copy of which was filed as Exhibit (2) to the Statement. A copy of the notice by UK Cable and Cable Partnership to TW Holdings requesting distribution of their respective Pro Rata Shares is filed as Exhibit (8) to this Amendment.

     All references to the agreements and documents described in this Item 4 are summaries thereof and do not purport to be complete and are qualified in their entirety to the full text of the respective agreements and documents, which have been attached hereto or to the Statement as exhibits and which are incorporated herein by reference.

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 CUSIP NO.  G8742C 10 2                                        Page 4 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The number and percentage of Ordinary Shares and Limited Voting Shares beneficially owned by Microsoft, UK Cable and Cable Partnership were not affected by the transaction described in Item 4 above.

Item 6.  Material to be Filed as Exhibits.

         Exhibit 7 --    2000 Amended and Restated Operating Agreement of TW
                         Holdings, L.L.C., dated as of July 7, 2000, among
                         Liberty UK, Inc., Microsoft U.K. Cable, Inc. and
                         Microsoft Cable Partnership Holdings, Inc.

         Exhibit 8 --    Notice, dated August 9, 2000, by Microsoft U.K. Cable,
                         Inc. and Microsoft Cable Partnership Holdings, Inc. to
                         TW Holdings, L.L.C. requesting distribution of their respective Pro Rata Shares to them.

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 CUSIP NO.  G8742C 10 2                                        Page 5 of 6 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 9, 2000

                                            MICROSOFT CORPORATION

                                            By:  /s/ Robert A. Eshelman
                                               --------------------------------
                                                  Name:  Robert A. Eshelman
                                                  Title: General Counsel,
                                                         Finance and Operations;
                                                         Assistant Secretary

                                            MICROSOFT UK CABLE, INC.

                                            By:  /s/ Robert A. Eshelman
                                               --------------------------------
                                                  Name:  Robert A. Eshelman
                                                  Title: Secretary

                                            MICROSOFT CABLE PARTNERSHIP
                                            HOLDINGS, INC.

                                            By:  /s/ Robert A. Eshelman
                                               --------------------------------
                                                  Name:  Robert A. Eshelman
                                                  Title: Secretary

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 CUSIP NO.  G8742C 10 2                                        Page 6 of 6 Pages
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                                            EXHIBIT INDEX

         Exhibit 7 --    2000 Amended and Restated Operating Agreement of TW
                         Holdings, L.L.C., dated as of July 7, 2000, among
                         Liberty UK, Inc., Microsoft U.K. Cable, Inc. and
                         Microsoft Cable Partnership Holdings, Inc.

         Exhibit 8 --    Notice, dated August 9, 2000, by Microsoft U.K. Cable,
                         Inc. and Microsoft Cable Partnership Holdings, Inc. to
                         TW Holdings, L.L.C. requesting distribution of their respective Pro Rata Shares to them.